Exhibit 99.1

January 28, 2015

Press Release

Source:	Farmers National Banc Corp.
Kevin J. Helmick, President and CEO
20 South Broad Street P.O. Box 555
Canfield, OH 44406
330.533.3341
Email: exec@farmersbankgroup.com

FARMERS NATIONAL BANC CORP. ANNOUNCES

2014 FOURTH QUARTER FINANCIAL RESULTS

•	128 consecutive quarters of profitability

•	Net income per diluted share for year ended December 31, 2014 was $0.48, a 17.1% improvement over 2013

•	Efficiency ratio for 2014 improved to 70.24%, compared to 74.82% for 2013

•	Loans increased 5.3% since December 31, 2013

•	Non-performing assets to total assets remain at low levels, 0.76% at December 31, 2014

•	Recently announced merger with National Bancshares Corporation expected to create long-term value for shareholders

CANFIELD, Ohio (January 28, 2015) – Farmers National Banc Corp. (Farmers) (NASDAQ: FMNB) today reported financial results for the three and twelve months ended December 31, 2014.

Net income for the three months ended December 31, 2014 was $2.1 million, or $0.12 per diluted share, which compares to $2.3 million, or $0.12 per diluted share for the fourth quarter ended December 31, 2013. Net income for the year ended December 31, 2014 was $9.0 million, a 15.2% increase compared to $7.8 million for 2013. On a per share basis, net income for the year ended December 31, 2014 was $0.48, an increase of 17.1% compared to the year ended December 31, 2013.

Kevin J. Helmick, President and CEO, stated, “Our improvement in net income for the year ended December 31, 2014 is a result of a 10.0% increase in noninterest income, a 2.3% decrease in noninterest expenses and a $440 thousand improvement in net interest income. The continued focus on increasing fee-based revenues and reducing expenses has also contributed to an improvement in our efficiency ratio to 70.24% from 74.82% in the prior year. The bottom-line result of our efforts has increased earnings per share by 17.1%. We are also pleased to report that loans increased 5.3% in the past twelve months.”

2014 Fourth Quarter Financial Highlights

•	Loan growth

Total loans were $663.9 million at December 31, 2014, compared to $630.7 million at December 31, 2013. This represents an increase of 5.3%. The increase in loans is a direct result of Farmers’ focus on loan growth utilizing a talented lending and credit team, while adhering to a sound underwriting discipline. Most of the increase in loans has occurred in the commercial real estate, commercial and industrial and residential real estate loan portfolios. Loans comprised 59.4% of the Bank’s average earning assets in 2014, an improvement compared to 56.1% in 2013. This improvement has resulted in a 2.5% increase in loan income from the fourth quarter of 2013 to the same quarter in 2014.

•	Loan quality

Non-performing assets to total assets remain at a safe level, currently at 0.76%. Early stage delinquencies also continue to remain at low levels, at $5.4 million or 0.82% of total loans at December 31, 2014. The allowance to non-performing loans ratio improved from 83.25% at December 31, 2013 to 89.99% at December 31, 2014.

•	Net interest margin

The net interest margin for the quarter ended December 31, 2014 was 3.63%, an increase of 5 basis points from 3.58% reported for the quarter ended September 30, 2014, and a 10 basis points increase from the quarter ended December 31, 2013. In comparing the fourth quarter of 2014 to the same quarter in 2013, asset yields increased 3 basis points, while the cost of interest-bearing liabilities decreased 6 basis points.

•	Noninterest income

Noninterest income increased 10.0% to $15.3 million for the year ended December 31, 2014 compared to $13.9 million in 2013. Noninterest income was $4.2 million for the fourth quarter of 2014, a 5.2% improvement compared to the same quarter in 2013, after excluding net security gains of $372 thousand in the current quarter and $8 thousand in the prior year’s quarter. Retirement plan consulting fees increased $70 thousand or 20.2% in the current year’s quarter compared to the same quarter in 2013.

•	Noninterest expenses

The Company has remained committed to managing the level of noninterest expenses. As a result of these actions, noninterest expenses were $38.2 million for the year ended December 31, 2014, 2.3% less than the $39.1 million reported in 2013. Personnel expenses were $1.2 million or 5.3% lower in 2014 compared to 2013. Other operating expenses also decreased $457 thousand or 8.5%.

•	Capital Management

The Company repurchased 150,868 shares during the fourth quarter of 2014 in the open market at a cost of $1.2 million. The repurchase program and the odd lot share buyback program that was conducted during the third quarter reduced total common shares outstanding by 2% from December 31, 2013. The tangible common equity ratio improved to 10.17% at December 31, 2014 compared to 9.11% one year ago.

2015 Outlook

Mr. Helmick added, “We are excited about our recently announced merger with National Bancshares Corporation. We believe that the combination of our Company with National Bancshares, a strong community bank headquartered in Orrville, Ohio, will create a top-performing Midwest community bank that has the scale, product depth and efficiencies to compete effectively and deliver best-in-class service to our combined customers, while creating long-term value for our shareholders. This transaction is an important step in the long-term strategy to expand our footprint and enhance profitability.”

Important Additional Information About the Merger.

In connection with the proposed merger, Farmers will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement and a Farmers prospectus, as well as other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF FARMERS AND NATIONAL BANCSHARES AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, NATIONAL BANCSHARES, THE PROPOSED MERGER, THE PERSONS SOLICITING PROXIES WITH RESPECT TO THE PROPOSED MERGER AND THEIR INTERESTS IN THE PROPOSED MERGER AND RELATED MATTERS.

The respective directors and executive officers of Farmers and National Bancshares and other persons may be deemed to be participants in the solicitation of proxies from shareholders of Farmers and National Bancshares with respect to the proposed merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 19, 2014. Information regarding directors and executive officers of National Bancshares is available on its website at http://www.discoverfirstnational.com/. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Investors and security holders will be able to obtain free copies of the registration statement (when available) and other documents filed with the SEC by Farmers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

CONFERENCE CALL

Farmers will hold a conference call to discuss the National Bancshares transaction, its 2014 fourth-quarter and full-year financial results, and respond to questions from current shareholders and analysts at 10:00 AM ET on Thursday, January 29, 2015. A slide presentation accompanying management’s presentation will be available on the Company’s website, www.farmersbankgroup.com.

Media representatives and the public are encouraged to listen to the conference call, but the Company will only take questions from shareholders and analysts. If members of the media or the public have questions, please direct them to the Company’s public relations department at 330-702-8427.

To participate in the conference call, please dial 888-215-6853 several minutes before 10:00 AM ET on Thursday, January 29, 2015. A replay will be available from 1:00 PM ET January 29, 2015 until midnight February 5, 2015. The number to hear the teleconference replay is 877-870-5176. The access code for the replay is 7820612.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with more than $1 billion in Banking assets and $1 billion in Trust assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 19 banking locations in Mahoning, Trumbull, Columbiana, Stark and Cuyahoga Counties in Ohio, Farmers Trust Company, which operates two trust offices and offers services in the same geographic markets and National Associates, Inc. Farmers National Insurance, LLC, a wholly-owned subsidiary of The Farmers National Bank of Canfield, offers a variety of insurance products.

Non-GAAP Disclosure

This press release includes disclosures of Farmers tangible common equity ratio and pre-tax, pre-provision income, which are financial measures not prepared in accordance with generally accepted accounting principles in the United States (GAAP). A non-GAAP financial measure is a numerical measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are required to be disclosed by GAAP. Farmers believes that these non-GAAP financial measures provide both management and investors a more complete understanding of the underlying operational results and trends and Farmers’ marketplace performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the numbers prepared in accordance with GAAP. The reconciliations of non-GAAP financial measures are included in the tables following Consolidated Financial Highlights below.

Forward-Looking Statements

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Farmers’ financial condition, results of operations, asset quality trends and profitability. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ control. Farmers’ actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Factors that could cause Farmers’ actual results to differ materially from those described in the forward-looking statements can be found in Farmers’ Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the Securities and Exchange Commission and is available on Farmers’ website (www.farmersbankgroup.com) and on the Securities and Exchange Commission’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. Farmers does not undertake any obligation to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Farmers National Banc Corp. and Subsidiaries

Consolidated Financial Highlights

(Amounts in thousands, except per share results) Unaudited

Consolidated Statements of Income

	For the Three Months Ended					For the Twelve Months Ended
	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013	Percent Change
Total interest income	$10,321	$10,413	$10,118	$10,063	$10,298	$40,915	$40,959	–0.1%
Total interest expense	1,078	1,128	1,166	1,207	1,257	4,579	5,063	–9.6%

Net interest income	9,243	9,285	8,952	8,856	9,041	36,336	35,896	1.2%
Provision for loan losses	825	425	300	330	525	1,880	1,290	45.7%
Other income	4,193	3,880	3,797	3,433	3,641	15,303	13,914	10.0%
Other expense	9,867	9,776	9,378	9,141	9,221	38,162	39,057	–2.3%

Income before income taxes	2,744	2,964	3,071	2,818	2,936	11,597	9,463	22.6%
Income taxes	597	688	720	627	641	2,632	1,683	56.4%

Net income	$2,147	$2,276	$2,351	$2,191	$2,295	$8,965	$7,780	15.2%

Average shares outstanding	18,436	18,706	18,781	18,778	18,776	18,675	18,773
Pre-tax pre-provision income	$3,569	$3,389	$3,371	$3,148	$3,461	$13,477	$10,753
Basic and diluted earnings per share	0.12	0.12	0.13	0.12	0.12	0.48	0.41
Cash dividends	552	559	563	563	563	2,237	2,248
Cash dividends per share	0.03	0.03	0.03	0.03	0.03	0.12	0.12
Performance Ratios
Net Interest Margin (Annualized)	3.63%	3.58%	3.54%	3.56%	3.53%	3.59%	3.58%
Efficiency Ratio (Tax equivalent basis)	71.20%	70.17%	69.68%	69.87%	67.96%	70.24%	74.82%
Return on Average Assets (Annualized)	0.75%	0.79%	0.83%	0.78%	0.78%	0.79%	0.68%
Return on Average Equity (Annualized)	6.91%	7.37%	7.85%	7.65%	7.23%	7.45%	6.66%
Dividends to Net Income	25.71%	24.56%	23.95%	25.70%	24.53%	24.95%	28.89%

Consolidated Statements of Financial Condition

	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014	Dec 31, 2013
Assets
Cash and cash equivalents	$27,428	$28,294	$28,070	$29,333	$27,513
Securities available for sale	389,829	404,895	409,285	427,625	422,985

Loans held for sale	511	895	275	1,026	158
Loans	663,852	646,981	637,774	626,186	630,684
Less allowance for loan losses	7,632	7,333	7,356	7,387	7,568

Net Loans	656,220	639,648	630,418	618,799	623,116

Other assets	62,979	66,007	65,238	64,217	63,554

Total Assets	$1,136,967	$1,139,739	$1,133,286	$1,141,000	$1,137,326

Liabilities and Stockholders’ Equity
Deposits	$915,703	$913,000	$907,443	$923,033	$915,216
Other interest-bearing liabilities	87,517	90,649	93,807	92,815	101,439
Other liabilities	10,187	14,689	11,016	7,829	7,664

Total liabilities	1,013,407	1,018,338	1,012,266	1,023,677	1,024,319
Stockholders’ Equity	123,560	121,401	121,020	117,323	113,007

Total Liabilities and Stockholders’ Equity	$1,136,967	$1,139,739	$1,133,286	$1,141,000	$1,137,326

Period-end shares outstanding	18,409	18,559	18,781	18,781	18,776
Book value per share	$6.71	$6.54	$6.44	$6.25	$6.02
Tangible book value per share	6.23	6.02	5.91	5.71	5.47
Capital and Liquidity
Total Capital to Risk Weighted Assets (a)	16.43%	16.54%	16.60%	16.51%	16.26%
Tier 1 Capital to Risk Weighted Assets (a)	15.39%	15.52%	15.57%	15.47%	15.19%
Tier 1 Capital to Average Assets (a)	10.02%	9.89%	9.87%	9.73%	9.36%
Equity to Asset Ratio	10.87%	10.65%	10.68%	10.28%	9.94%
Tangible Common Equity Ratio	10.17%	9.88%	9.89%	9.48%	9.11%
Net Loans to Assets	57.72%	56.12%	55.63%	54.23%	54.79%
Loans to Deposits	72.50%	70.86%	70.28%	67.84%	68.91%
Asset Quality
Non-performing loans	$8,481	$7,219	$8,140	$8,494	$9,091
Other Real Estate Owned	148	381	352	174	171
Non-performing assets	8,629	7,600	8,492	8,668	9,262
Loans 30 - 89 days delinquent	5,426	4,938	3,460	2,473	3,600
Charged-off loans	891	756	650	836	620
Recoveries	365	308	319	325	294
Net Charge-offs	526	448	331	511	326
Annualized Net Charge-offs to Average Net Loans Outstanding	0.33%	0.28%	0.21%	0.34%	0.22%
Allowance for Loan Losses to Total Loans	1.15%	1.13%	1.15%	1.18%	1.20%
Non-performing Loans to Total Loans	1.28%	1.12%	1.28%	1.36%	1.44%
Allowance to Non-performing Loans	89.99%	101.58%	90.37%	86.97%	83.25%
Non-performing Assets to Total Assets	0.76%	0.67%	0.75%	0.76%	0.81%

(a)	December 31, 2014 ratio is estimated

Reconciliation of Common Stockholders’ Equity to Tangible Common Equity

	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014	Dec 31, 2013
Stockholders’ Equity	$123,560	$121,401	$121,020	$117,323	$113,007
Less Goodwill and other intangibles	8,813	9,768	9,960	10,151	10,343

Tangible Common Equity	$114,747	$111,633	$111,060	$107,172	$102,664

Reconciliation of Total Assets to Tangible Assets

	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014	Dec 31, 2013
Total Assets	$1,136,967	$1,139,739	$1,133,286	$1,141,000	$1,137,326
Less Goodwill and other intangibles	8,813	9,768	9,960	10,151	10,343

Tangible Assets	$1,128,154	$1,129,971	$1,123,326	$1,130,849	$1,126,983

Reconciliation of Income Before Taxes to Pre-Tax, Pre-Provision Income

	For the Three Months Ended					For the Twelve Months Ended
	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Income before income taxes	$2,744	$2,964	$3,071	$2,818	$2,936	$11,597	$9,463
Provision for loan losses	825	425	300	330	525	1,880	1,290

Pre-tax, pre-provision income	$3,569	$3,389	$3,371	$3,148	$3,461	$13,477	$10,753